SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 6, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on July 6, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0706/LTN20120706451.pdf with respect to an announcement by the Board of Directors of the Company, which was published on the Shanghai Stock Exchange.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: July 6, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Adjustment to the Issue Price and Number of Shares to be Issued under the Non-public Issue of Shares due to the Implementation of the Profit Distribution Proposal for the Year 2011 of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

6 July 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2012-023

Announcement on the Adjustment

to the Issue Price and Number of Shares to Be Issued

under the Non-public Issue of shares

due to the Implementation of the Profit Distribution Proposal for the Year 2011

of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The relevant resolutions in respect of the Resolution of Non-public A Share Issue and the Proposal for the Non-public A Share Issue of China Southern Airlines Company Limited (the “Issue Proposal”) were considered and passed on the seventh meeting of the sixth session of Board held by China Southern Airlines Company Limited (the “Company”) on 11 June 2012. Pursuant to the Board resolutions and the Issue Proposal, the Company proposes to raise funds not exceeding RMB 2 billion by way of a non-public issue, and the total numbers of A shares to be issued to China Southern Air Holding Company (“CSAHC”), the controlling shareholder of the Company will be not more than 465,116,279 shares at an issue price of RMB 4.30. Pursuant to the Board resolutions and the Issue Proposal, the issue price of the A shares under the Non-public A Share Issue (the “Non-public A Share Issue”) shall be adjusted accordingly in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the Pricing Base Day (the “Pricing Base Day”) (the Pricing Base Day of the Non-public A Share Issue was the date of publishing the announcement of the board resolution in relation to the Non-public A Share Issue, which is 12 June 2012) to the date of issuance. The number of A shares to be issued under the Non-public A Share Issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends.

The profit distribution proposal of the Company for the Year 2011 was considered and passed at the 2011 Annual General Meeting held on 31 May 2012. The proposal stated that it was proposed to distribute a cash dividend of RMB2.00 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company on 31 December 2011. The Company made an announcement on 2 July 2012 in respect of the distribution of dividend for the year 2011. The record date for the distribution of dividend or the year 2011 is 6 July 2012; ex-dividend date will be 9 July 2012 and cash dividends will be paid on 13 July 2012.

Pursuant to the Board resolutions and the Issue Proposal, the Company will make corresponding adjustments to the issue price and number of shares to be issued under the Non-public A Share Issue with reference to the profit distribution proposal for the Year 2011, details of which are as follows:

1. Adjustment to the Issue Price:

Pursuant to the resolutions passed on the seventh meeting of the sixth session of the Board and the Issue Proposal, the Pricing Base Day of the Non-public A Share Issue was the date of publishing the announcement of the board resolution in relation to the Non-public A Share Issue, which is 12 June 2012. The issue price per A share under the Non-public A Share Issue is RMB4.30, which is not less than 90% of the average trading prices of A shares for the 20 trading days preceding the Pricing Base Day.

The issue price per A share under the Non-public A Share Issue of the Company shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the Pricing Base Day to the date of issuance:

Assuming the subscription price before the adjustment as P0, the number of bonus shares or shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or allotments of each share as K, the price of the new shares or allotments as A, distribution of dividends for each share as D, the issue price after the adjustment as P1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure and the subscription price for A shares shall not be less than its nominal value of RMB 1.00 per A share), then

Dividends distribution: P1=P0－D

According to the above formula, the adjusted issue price = (issue price before adjustment – cash dividend per share) = (RMB 4.30 per share – RMB 0.20 per share) = RMB 4.10 per share.

2. Adjustment to the Number of Shares to Be Issued

Pursuant to the resolutions passed on the seventh meeting of the sixth session of the Board and the Issue Proposal, the total number of A shares to be issued under the Non-public A Share Issue is not more than 465,116,279 shares. Upon implementation of the profit distribution proposal of the Company for the Year 2011, the maximum number of shares to be issued under this issue will increase to 487,804,878 shares, calculation of which is as follows:

Adjusted maximum number of shares to be issued = total proceeds raised under this issue / adjusted issue price = RMB 2,000,000,000 / RMB 4.10 per share =487,804,878 shares.

Save as the above adjustments, other details of Non-public A Share Issue remain the same. In case of another ex-right or ex-dividend during the period from the Pricing Base Day to the date of issuance, the issue price and the maximum number of shares to be issued shall be further adjusted in accordance with the Board resolutions and the Issue Proposal.

The Board of

China Southern Airlines Company Limited

6 July 2012